

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2012

Via E-Mail
Changsheng Zhou
Chief Executive Officer
YaSheng Group
805 Veterans Blvd., Suite 228
Redwood City, CA 94063

> **Re:** **YaSheng Group**
> **Amendment No. 3 to Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed April 17, 2011**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **Response dated May 2, 2012**
> **File No. 000-31899**

Dear Mr. Zhou:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form 10-K for Fiscal Year Ended December 31, 2010

General

1. Please further amend your Form 10-K to be consistent with your supplemental response filed May 2, 2012 which addresses our prior comments 1 and 2 of our comment letter dated March 5, 2012.

Risk Factors, page 26

2. As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S.

law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

Financial Statements

General

3. Please label each column of your financial statements as restated for all years impacted by the restatement of your shelterbelt account in the amended Form 10-K for fiscal year 2010 as required by FASB ASC 250-10-50-7. In connection with this restatement, please file an Item 4.02 Form 8-K immediately related to such restatement or tell us why such filing is not required.

Form 10-K for Fiscal Year Ended December 31, 2011

General

4. Please amend your Form 10-K and your Form 10-Q for the quarter ended March 31, 2012 to be consistent with your supplemental response filed May 2, 2012 which addresses our prior comments 1 and 2 of our comment letter dated March 5, 2012.

5. Please amend your filing to include the signature of your Principal Accounting Officer. If Mr. Zhuang performs this function, please amend your filing to include this capacity under his signature.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Changsheng Zhou
YaSheng Group
July 23, 2012
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727 or Angela Halac, Senior Staff Accountant, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-2293 or John Reynolds at (202) 551-3795 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining